                 UNIVERSAL SELF CARE, INC.
                  11585 FARMINGTON ROAD
                 LIVONIA, MICHIGAN  48150




                                    April 30, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:  Universal Self Care, Inc.
              Amendment No. 1 to Post-Effective
              Amendment No. 1 to Form SB-2 Registration
              Statement on Form S-3 Registration
              Statement and Form S-3 Registration Statement
              File No. 333-22083 ("Amendment No. 1")
              Our File No. 20444.010300
              ---------------------------------------------

Dear Sirs/Mesdames:

         On April 11, 1997 Universal Self Care, Inc. (the "Company") filed Amendment No. 1 with respect to the registration of shares of its common stock, $.0001/par value (the "Common Stock"), including shares underlying certain convertible securities of the Company. The Company intends to undertake a private offering of its Common Stock at this time and, accordingly, wishes to withdraw Amendment No. 1 pursuant to the provisions of Rule 477. No offer or sale of its Common Stock has been made by the Company pursuant to Amendment No. 1 and Amendment No. 1 has not been declared effective.



                                       Very truly yours,
                                       Universal Self Care, Inc.



                                  By:  /s/ Brian Bookmeier
                                     ----------------------------
                                       Brian Bookmeier, President